UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _________________________
FORM SD

SPECIALIZED DISCLOSURE REPORT
_________________________

IDEXX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-19271	01-0393723
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One IDEXX Drive, Westbrook, Maine	4092
(Address of principal executive offices)	(ZIP Code)
Sharon E. Underberg Senior Vice President, General Counsel and Corporate Secretary (207) 556-0300 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report for the calendar year ended December 31, 2020 is provided as an exhibit to this Form SD and is available on our website at www.idexx.com. References to our website are inactive textual references only, and the information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.
Information concerning conflict minerals from recycled or scrap sources identified by our suppliers as being contained within our in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.
Item 1.02 Exhibit
The Conflict Minerals Report contemplated by Item 1.02 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits
Section 2.01 Exhibits

Exhibit 1.01 -	Conflict Mineral Report for the calendar year ended December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDEXX LABORATORIES, INC. (registrant)

By:	/s/ Sharon E. Underberg	Date: June 1, 2021
Sharon E. Underberg
Senior Vice President, General Counsel and Corporate Secretary